FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               For October 21, 2003

                        Commission File Number: 000-29644

                                ARM HOLDINGS PLC

                 (Translation of registrant's name into English)

                                110 Fulbourn Road
                                Cambridge CB1 4NJ
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F   X           Form 40-F
                          _____                      _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes             No   X
                                _____          _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                ARM HOLDINGS PLC


                                INDEX TO EXHIBITS


Item
1.            Third Quarter and Half Year Results to September 30, 2003

                                   Signatures



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 21, 2003
                                             ARM HOLDINGS PLC.


                                             By:  /s/Tim Score
                                             Name: Tim Score
                                             Title: Chief Financial Officer

EMBARGOED UNTIL 7.00am BST 21 OCTOBER 2003

ARM HOLDINGS PLC - RESULTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

Sequential Increases in Revenue and Profit Before Tax and Strong Cash Flow in the Third Quarter

CAMBRIDGE, UK, 21 October 2003--ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the third quarter and nine months ended 30 September 2003.

HIGHLIGHTS
(Figures in US GAAP)

Third quarter ended 30 September 2003
o  Revenues at (pound)31.7 million, up from (pound)31.4 million in Q2 2003

o License revenues amounted to (pound)13.1 million, up from (pound)12.7 million in Q2 2003. 16 licenses for microprocessor cores signed in the quarter, compared to 11 in the second quarter. Seven new partners signed in the quarter

o Royalty revenues of (pound)11.0 million with record unit shipments of 188 million units (52% up on Q3 2002). 5 new partners commenced shipping in the quarter

o Two new ARM11(TM) family cores, incorporating new security, low power consumption and processing efficiency features, launched last week at Microprocessor Forum

o  Operating margin increased to 17.7%, up from 17.2% in Q2 2003

o  Profit before taxation at (pound)6.8 million, 4% higher than Q2 2003

o Net cash generation in the quarter of (pound)10.4 million. Cash balance of (pound)151.4 million at end Q3 2003, up from (pound)141.0 million at end
   Q2 2003

o  Earnings per fully diluted share at 0.5 pence (2.3 cents per ADS*)(Q2 2003:
   0.4 pence and 2.1 cents respectively)

* Each American Depositary Share (ADS) represents three shares
--------------------------------------------------------------------------------

Commenting on the third quarter results, Warren East, Chief Executive Officer, said:

"Following the up-tick in licensing activity in Q2, we are pleased to see the promising mix of license deals in Q3 between new and existing partners, across a range of licensing models. We see this improvement arising both as a result of the increased adoption of the ARM(R) architecture among semiconductor companies and of the timing of the ARM11(TM) product cycle. New product introductions are expected to continue to drive further licensing opportunities, however we remain cautious as to when ARM's licensing revenues will benefit from any general semiconductor recovery."

Tim Score, Chief Financial Officer, added:

"We are encouraged by further sequential increases in revenues and profits and by the generation of more than (pound)10 million of cash in the third quarter. Nevertheless, we intend to continue to manage our cost base carefully as the timing of any general industry-led upturn in licensing activity levels remains uncertain."

Operating review

Market conditions, current trading and prospects
News flow from the semiconductor industry in the last quarter indicates that expectations of improved trading conditions are now more widespread. Despite these expectations, it remains uncertain as to how quickly an improvement in industry conditions will feed through to sustained levels of higher licensing activity for ARM. In the meantime, recent new product introductions are expected to result in incremental licensing opportunities.

In the third quarter, a number of important licensing deals were signed and record royalty results achieved, both in terms of revenues and unit shipments. As a consequence of these licensing deals, the backlog (defined as the aggregate value of contracted business not yet recognised in the profit and loss account) was higher at the end of September 2003 than it was at the end of June 2003.

Although a higher than expected proportion of those licensing deals that we anticipated signing in the second half have closed in the third quarter, based on the current levels of licensing activity and on the momentum underlying royalty revenues and despite recent weakness in the US dollar, we expect that revenues in Q4 will be similar to Q3 levels.

Licensing
In our Q2 earnings release, we referred to a number of strategic sales opportunities in the pipeline. We have continued to progress these discussions; indeed, in the third quarter we closed an architecture license with one of our leading partners and signed a term license with another partner covering a range of ARM11 core family products.

Future licensing opportunities are underpinned by the forthcoming introduction of new products which incorporate the new technology features announced earlier in the year, including the TrustZone(TM) security extension, the Thumb(R)-2 extension for improved code density and Intelligent Energy Manager(TM)(IEM) software for low power consumption. Two new ARM11 family cores, the ARM1156T2(F)-S(TM) and the ARM1176JZ(F)-S(TM) cores, which include a number of these new technology features, were announced last week at the Microprocessor Forum in San Jose, Calif., as was a new PrimeXsys(TM) Platform powered by these CPUs. Partner feedback on the ARM1136EJ-S(TM) core, which was delivered to lead partners in December 2002, continues to be encouraging and we now have the first ARM11 core family working silicon.

The Foundry Programme continues to be a good entry point for those companies licensing ARM technology for the first time. We anticipate that the momentum behind this Programme will be maintained by the recently-announced introduction of the ARM926EJ(TM) core into the Programme, which single use design licensees are now able to have manufactured by two of our Foundry partners, TSMC and UMC. For the first time in this Programme, ARM is also offering a more complete design package, the ARM926EJ Prime Starter Kit, which includes the core and a new PrimeXsys Platform.

Progress continues to be made in our non-CPU licensing business comprising the licensing of platforms, peripherals, models and application software. For example, since the end of the second quarter, Superscape Group plc, the interactive 3D technology enabling specialist in which ARM holds a 12% equity interest, has announced that the Swerve i3D Graphics Client technology, developed jointly by ARM and Superscape, has been licensed to Motorola, Samsung and Siemens, demonstrating the increasingly widespread acceptance of the Swerve technology.

Royalty revenues and unit shipments
Royalty revenues recognised in the quarter ended 30 September 2003 (we receive and report royalty data one quarter in arrears) were (pound)11.0 million on 188 million units shipped, up 77% and 52% respectively on the same period a year ago. These record results were achieved despite the inventory issues in Asia which we referred to in our Q2 earnings release, which negatively impacted the shipments made by some of our partners in the second quarter (but which are reported by us in Q3). A further five partners began shipping ARM core-based products in the quarter to June 2003, bringing the total number of licensees shipping to 55. Average royalty rates in the third quarter were marginally up on the previous quarter (9.17 cents per unit compared to 9.05 cents) due primarily to the increasing proportion of ARM9(TM) family cores being shipped by our partners. Of the total reported unit shipments in the third quarter, 16% related to units based on ARM9 technology. The broad reach of the ARM technology is demonstrated by the fact that royalty revenues are being earned from products being shipped into a wide range of end markets. The wireless market remained the largest end market using ARM technology in the third quarter, accounting for approximately 66% of unit shipments.

People
At the end of September 2003 we had 752 full time employees compared to 721 at 31 December 2002, reflecting the addition of 25 people with the acquisition of Adelante Technologies NV (now ARM Belgium NV), announced in July this year.

Legal matters
In May 2002, Nazomi Communications Inc. filed a lawsuit against ARM claiming that the ARM Jazelle(R) technology infringes Nazomi's US patent number 6,332,215. In February 2003, ARM's motion for partial summary judgement on non-infringement was heard and in May 2003 the "Markman" hearing (which is a proceeding to determine the scope of the patent claims at issue) took place. On 30 September 2003, the ruling on the partial summary judgement was issued, favouring ARM and ruling that products using the current commercial design of the ARM Jazelle technology do not infringe on Nazomi's patent. Only that part of the lawsuit relating to earlier, discontinued ARM prototypes will, for now, proceed.

As part of the out of court settlement of a patent infringement lawsuit against picoTurbo Inc. in December 2001, ARM agreed to invest or otherwise pay the sum of $3,025,000 in cash with respect to a newly incorporated fabless semiconductor company that picoTurbo's shareholders planned to set up to sell ARM microprocessor cores under license from ARM. The amount was disclosed as a contingent liability in ARM's 2001 and 2002 statutory accounts. ARM originally expected that the new company would be incorporated and commence operations during 2002 following agreement of an appropriate business plan and a satisfactory investment agreement to protect the value of ARM's investment. To date, ARM has not received the relevant documentation, but in spite of this, Herodion (picoTurbo's successor entity) has alleged, among other things, that ARM is required to pay the $3,025,000. In an attempt to resolve these issues, ARM and Herodion have submitted the dispute to arbitration in California. Herodion claims, among other things, that ARM has breached the December 2001 settlement agreement and now seeks damages in compensation, including compensation for loss of license revenue and royalty payments. ARM believes that it is unlikely that Herodion's claims will be successful and is confident that the outcome of any arbitration will uphold ARM's position. Notwithstanding this, ARM and Herodion have scheduled mediation for the fourth quarter of 2003 where ARM will consider settlement of this dispute if appropriate terms can be agreed.

Patent protection
The continued protection of our intellectual property and growth of our patent portfolio remains important to us. We have patent families for 300 inventions covering the broad scope of our activities and which comprise, to date, 284 issued patents and 602 patent applications around the world. In 2002 we filed twice as many patents as in 2001 and the rate of patent filing has continued to rise in 2003.

Financial review

Third quarter ended 30 September 2003

Revenues
Total revenues for the third quarter ended 30 September 2003 amounted to (pound)31.7 million, representing a 1% increase from (pound)31.4 million in the second quarter of 2003, and a 5% decrease over third quarter 2002 revenues of (pound)33.3 million.

License revenues amounted to (pound)13.1 million representing 41% of revenues compared to (pound)12.7 million or 40% of revenues in the second quarter of 2003 and (pound)17.9 million or 54% of revenues for the corresponding period in 2002. We signed 16 licenses with partners during the third quarter of 2003, seven of which were with new partners, bringing the total number of semiconductor partners to 122, after taking into account three companies which had signed licenses in previous periods but which are not utilising the license and no longer have access to ARM technology. Of the new partners, two took licenses for the ARM926EJ-S(TM) core, two for the ARM946E-S(TM) core, two took per use licenses for the ARM946E(TM) core and one foundry took a license for the ARM7TDMI(R) core. Of the nine existing partners who took licenses in the quarter, there were three upgrades, where existing partners took licenses to a new family of cores that they had not previously licensed. One of these took a per use license for the ARM926EJ core, one took a term license for a range of ARM11 core family products and one took a license for the next generation of ARM microprocessors. There were five derivatives, where existing partners took licenses to cores within a family of cores that they had previously licensed. Of these, two foundries and one semiconductor partner took licenses for the ARM926 core, one partner took a license for the ARM7TDMI-S(R) core and one partner converted their per use license for the ARM7TDMI core to a term license. Finally, one existing partner took an architecture license.

Royalty revenues in the third quarter were (pound)11.0 million accounting for 35% of revenues compared to (pound)10.2 million or 33% of revenues in the second quarter of 2003 and (pound)6.2 million or 19% of revenues for the corresponding period in 2002. Sales of development systems were (pound)4.1 million, representing 13% of total revenues compared to (pound)4.8 million or 15% of total revenues in the second quarter of 2003 and (pound)5.0 million or 15% of revenues in the third quarter of 2002. Service revenues were (pound)3.5 million, representing 11% of total revenues, comprising consulting fees of (pound)0.5 million and support, maintenance and training fees of (pound)3.0 million compared to total service revenues of (pound)3.7 million in the second quarter of 2003 and (pound)4.2 million for the corresponding period in 2002.

Gross margins
Gross margins for the third quarter were 92%, the same level as in Q2 2003, reflecting the proportion of development systems and service revenues.

Operating expenses
Research and development expenses were (pound)12.7 million in the third quarter of 2003 representing 40% of revenues. This compares to (pound)12.1 million or 39% of revenues in the second quarter of 2003. The increase is due primarily to the acquisition of ARM Belgium, which added around (pound)0.7 million to research and development expenses in the third quarter. Sales and marketing costs for the third quarter were (pound)5.9 million or 19% of revenues compared to (pound)5.7 million or 18% of revenues in the second quarter of 2003. General and administration expenses decreased from (pound)5.7 million (18% of revenues) in the second quarter of 2003 to (pound)5.0 million (16% of revenues) in the third quarter.

Operating margins
Operating margins were 17.7% for the third quarter of 2003 compared to 17.2% for the second quarter of 2003.

Interest
Interest in the third quarter rose slightly to (pound)1.2 million, reflecting the higher average cash balances in the quarter.

Earnings and taxation
Income before income tax for the third quarter of 2003 was (pound)6.8 million or 21.6% of revenues compared to (pound)6.6 million or 20.9% of revenues in the second quarter of 2003 and (pound)8.0 million or 24.0% of revenues in the third quarter of 2002.

Third quarter fully diluted earnings per share prepared under US GAAP were 0.5 pence (2.3 cents per ADS) compared to 0.6 pence (2.7 cents per ADS) for the corresponding period in 2002 and 0.4 pence (2.1 cents per ADS) in the second quarter of 2003.

Balance sheet and cash flow
Net cash inflow from operating activities of (pound)12.5 million was generated in the third quarter, measured under UK GAAP. Capital expenditure in the quarter was (pound)0.4 million. Cash and short term investments increased by (pound)10.4 million in the quarter to (pound)151.4 million.

Accounts receivable decreased to (pound)19.5 million at 30 September 2003 from (pound)19.9 million at 30 June 2003. The allowance against receivables decreased to (pound)1.6 million at 30 September 2003 compared to (pound)2.3 million at the end of 30 June 2003, primarily due to the write-off of one receivable of circa (pound)0.7 million which had been fully provided.

Dividend
Consistent with statements made in previous quarters, the Board has no immediate plans to return cash to shareholders, either by payment of a dividend or by other means, but this position continues to be regularly reviewed.

CONTACTS:
James Melville-Ross / Juliet Clarke            Tim Score
Financial Dynamics                             ARM Holdings plc
+44 (0) 207 831 3113                           +44 (0)1223 400 432


                                ARM Holdings plc
                 Third Quarter and Nine Months Results - US GAAP
                      (in thousands except per share data)

                                                  Quarter          Quarter          Nine months      Nine months         Nine months
                                                    ended            ended                ended            ended               ended
                                             30 September     30 September         30 September     30 September        30 September
                                                     2003             2002                 2003             2002            2003 (1)
                                                Unaudited        Unaudited            Unaudited        Unaudited           Unaudited
                                          ---------------- ----------------     ---------------- ----------------   ----------------
                                              (pound)'000      (pound)'000          (pound)'000      (pound)'000              $'000

Revenues
         Product revenues                          28,242           29,137               83,261          104,946            138,297
         Service revenues                           3,486            4,162               10,857           13,664             18,033
                                          ---------------- ----------------     ---------------- ----------------   ----------------
Total revenues                                     31,728           33,299               94,118          118,610            156,330
                                          ---------------- ----------------     ---------------- ----------------   ----------------

Cost of revenues
         Product costs                            (1,264)          (1,938)              (4,089)          (5,199)            (6,792)
         Service costs                            (1,251)          (1,709)              (3,753)          (5,421)            (6,234)
                                          ---------------- ----------------     ---------------- ----------------   ----------------
Total cost of revenues                            (2,515)          (3,647)              (7,842)         (10,620)           (13,026)
                                          ---------------- ----------------     ---------------- ----------------   ----------------

                                          ---------------- ----------------     ---------------- ----------------   ----------------
Gross profit                                       29,213           29,652               86,276          107,990            143,304
                                          ---------------- ----------------     ---------------- ----------------   ----------------
         Research and development                (12,711)         (12,219)             (36,735)         (36,333)           (61,017)
         Sales and marketing                      (5,886)          (6,425)             (16,915)         (19,043)           (28,096)
         General and administration               (5,002)          (4,009)             (16,537)         (15,642)           (27,468)
                                          ---------------- ----------------     ---------------- ----------------   ----------------
Total operating expenses                         (23,599)         (22,653)             (70,187)         (71,018)          (116,581)
                                          ---------------- ----------------     ---------------- ----------------   ----------------

Income from operations                              5,614            6,999               16,089           36,972             26,723

Interest                                            1,228            1,027                3,462            3,080              5,750
Minority interest                                       -             (47)                (105)            (177)              (174)
                                          ---------------- ----------------     ---------------- ----------------   ----------------
Income before income tax                            6,842            7,979               19,446           39,875             32,299
Provision for income taxes                        (2,018)          (2,115)              (5,999)         (11,839)            (9,964)
                                         ---------------- ----------------      ---------------- ----------------   ----------------
Net income                                          4,824            5,864               13,447           28,036             22,335
                                         ================ ================      ================ ================   ================

Net income                                          4,824            5,864               13,447           28,036             22,335
Other comprehensive income
         Foreign currency
         adjustments                                  189            (271)                 (94)            (563)              (156)
         Unrealized holding gain on
         available-for-sale securities,
         net of tax                                 1,950                -                2,888                -              4,797

                                          ---------------- ----------------     ---------------- ----------------   ----------------
Total comprehensive income                          6,963            5,593               16,241           27,473             26,976
                                          ---------------- ----------------     ---------------- ----------------   ----------------
Earnings per share (assuming dilution)
Shares outstanding ('000)                       1,038,088        1,019,888            1,029,093        1,022,954
Earnings per share - pence                            0.5              0.6                  1.3              2.7
Earnings per ADS (assuming dilution)
ADS's outstanding ('000)                          346,029          339,963              343,031          340,985
Earnings per ADS - cents                              2.3              2.7                  6.5             12.9


(1)      US dollar amounts have been translated from sterling at the 30 September 2003 closing rate of $1.661=(pound)1





                                ARM Holdings plc
                       Consolidated Balance Sheet-US GAAP


                                                                30 September      31 December         30 September
                                                                        2003             2002             2003 (1)
                                                                   Unaudited          Audited            Unaudited
                                                             ---------------- ----------------     ----------------
                                                                 (pound)'000      (pound)'000                $'000

Assets
      Current assets:
      Cash and cash equivalents                                    151,406          130,304              251,485
      Accounts receivable, net of allowance of                      19,477           20,516               32,351
      (pound)1,628,000 in 2003 and(pound)2,193,000 in 2002
      Inventory                                                      1,162            1,515                1,930
      Prepaid expenses and other assets                             11,326           11,345               18,813
                                                             ---------------- ----------------     ----------------
      Total current assets                                         183,371          163,680              304,579

      Deferred income taxes                                          1,624            1,697                2,698
      Property and equipment, net                                   17,997           25,721               29,893
      Intangible assets                                             11,635           10,417               19,326
      Investments                                                    6,394            4,229               10,620
                                                             ---------------- ----------------     ----------------
      Total assets                                                 221,021          205,744              367,116
                                                             ================ ================     ================


Liabilities and shareholders' equity
      Accounts payable                                               2,263            4,730                3,759
      Income taxes payable                                           4,992            3,828                8,292
      Personnel taxes                                                  927              824                1,540
      Accrued liabilities                                            9,854            8,636               16,367
      Deferred revenue                                              13,511           14,415               22,442
                                                             ---------------- ----------------     ----------------
      Total liabilities                                             31,547           32,433               52,400

      Minority interest                                                  -              841                    -
                                                             ---------------- ----------------     ----------------
                                                                    31,547           33,274               52,400
                                                             ---------------- ----------------     ----------------

Shareholders' equity
      Ordinary shares                                                  512              511                  850
      Additional paid in capital                                    62,014           69,566              103,005
      Deferred compensation                                        (2,099)            (313)              (3,487)
      Treasury stock, at cost                                      (7,934)         (18,034)             (13,178)
      Retained earnings                                            134,850          121,403              223,986
      Unrealized holding gain on available-for-sale
      securities, net of tax                                         2,888                -                4,797
      Cumulative translation adjustment                              (757)            (663)              (1,257)
                                                             ---------------- ----------------     ----------------
      Total shareholders' equity                                   189,474          172,470              314,716
                                                             ---------------- ----------------     ----------------

      Total liabilities and shareholders' equity                   221,021          205,744              367,116
                                                             ================ ================     ================


(1)    US dollar amounts have been translated from sterling at the 30 September 2003 closing rate of $1.661=(pound)1



The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2002 have been delivered to the Registrar of Companies, upon which the Company's auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. ARM licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading electronics companies. The company also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in applications such as automotive, consumer entertainment, security, imaging, industrial, mass storage, networking and wireless. ARM, ARM7TDMI, Thumb, RealView and Jazelle are registered trademarks of ARM Limited. ARM7EJ-S, ARM922T, ARM926EJ, ARM926EJ-S, ARM1026EJ-S, ARM11, ARM1136J-S, ARM1156T2-S, ARM1156T2F-S, ARM1176JZ-S, ARM1176JZF-S, AMBA, TrustZone and PrimeXsys are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE:
ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM INC., ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting(Shanghai) Co.Ltd and ARM Belgium N.V.

This announcement contains "forward-looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company's actual results for future periods may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The factors that could cause actual results to differ materially include, without limitation, potential for significant fluctuation in and unpredictability of results, the ability of semiconductor partners to manufacture and market microprocessors based on the ARM(R) architecture; the acceptance of ARM technology by systems companies; the availability of development tools, systems software and operating systems; the rapid change in technology in the industry and ARM's ability to develop new products in a timely manner; management of growth; competition from other architectures; general business and economic conditions; the growth in the semiconductor industry; the Company's ability to protect its intellectual property; and ARM's ability to attract and retain employees.

           More information on ARM is available at http://www.arm.com